November 20, 2019

Charles P. Theuer, M.D., Ph.D.
President and Chief Executive Officer
TRACON Pharmaceuticals, Inc.
4350 La Jolla Village Drive, Suite 800
San Diego, California 92122

       Re: TRACON Pharmaceuticals, Inc.
           Registration Statement on Form S-1
           Filed November 12, 2019
           File No. 333-234651

Dear Dr. Theuer:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Chris Edwards at (202) 551-6761 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Sean M. Clayton, Esq.